101 East Kennedy Boulevard Suite 2800 Tampa, Florida 33602

JULIO C. ESQUIVEL 813.227.2325 jesquivel@shumaker.com	o 813.229.7600 f 813.229.1660 shumaker.com

June 23, 2025

Via Edgar

Lauren Hamill and Tim Buchmiller, Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street

Washington, DC 20549

Re:	Oragenics, Inc.
Draft Registration Statement on Form S-1
Submitted June 3, 2025
CIK No. 0001174940

Dear Ms. Hamill and Mr. Buchmiller:

On behalf of Oragenics, Inc. (the “Company”), we herein respond to the comments of the Staff of the Division of Corporation Finance dated June 17, 2025, with respect to the above referenced filing. For your convenience, the Staff’s comments are set forth in bold and followed by the Company’s response.

Comments

Draft Registration Statement on Form S-1
Cover Page

1. Please revise here and in the section captioned Determination of Offering Price on page 28 to explain how you determined the $25.00 offering price per unit of Series H Convertible Preferred Stock and accompanying Warrant, and the assumed conversion price of $3.60 per share. If either the offering price per unit or the conversion price has been arbitrability determined, please state this clearly throughout the prospectus and add risk factor disclosure to this effect as appropriate, or otherwise advise.

Response: In response to the Staff’s comment, we have revised the cover page and section captioned Determination of Offering Price on page 28 to explain how the Company determined the $25.00 offering price per unit of Series H Convertible Preferred Stock and accompanying Warrant, and have clearly stated, in the cover page, the section captioned Determination of Offering Price and throughout the prospectus that it was arbitrarily determined. We also have added a risk factor on this topic. With regard to the conversion price, we have revised the disclosure to clarify that the Company will set the conversion price, with input from the Placement Agent, at the pricing of this offering and that it is expected to be based on the closing priced of the common stock at such time, but may be at a discount to such price (although the expectation is that it will be set at such closing price of the common stock).

Securities and Exchange Commission

June 23, 2025

2. Please revise here and in the section captioned “Description of Securities We are Offering” to disclose the conversion ratio at which the Series H Convertible Preferred Stock will convert into shares of Common Stock. Explain how the Conversion Price adjustment provisions may impact future conversion ratio(s) and therefore the number of Common Shares that may become issuable upon conversion of the Series H Preferred and Warrants.

Response: In response to the Staff’s comment, we have revised the cover page and the section caption Description of Securities We Are Offering to disclose that the conversion ratio is determined by dividing the Offering Price of $25 by the Conversion Price, with the Conversion Price being set by the Company, with input by the Placement Agent, at the pricing of this offering. We further have provided examples of the ratio and how many shares of Common Stock would be issued based on an assumed Conversion Price of $3.60 and a modified Conversion Price of $2.50.

3. Please revise the cover page, the Summary, and the section captioned “Description of Securities We Are Offering” to highlight that the Certificate of Designation for the Series H Convertible Preferred Stock contains anti-dilution provisions that may result in the reset and reduction of the Conversion Price for the Preferred Stock if you enter into a future financing transaction that triggers lowering the Conversion Price. If true, explain that because the Conversion Price is not subject to any floor, future conversions could result in an indeterminate increased number of shares of Common Stock being issued. Include clear disclosure regarding the operation of any such provisions that will impact the number of shares of Common Stock to be issuable upon conversion, and explain the impact to the Company if you may not have sufficient available shares available to satisfy the future conversion of the Preferred Stock and the dilutive impact to shareholders. Additionally, discuss the effect of this offering on your ability to raise additional capital.

Response: In response to the Staff’s comment, we have revised the cover page, the Summary, and the section captioned “Description of Securities We Are Offering” to highlight that the Certificate of Designation for the Series H Convertible Preferred Stock contains anti-dilution provisions that may result in the reset and reduction of the Conversion Price for the Preferred Stock if the Company enters into a future financing transaction that triggers lowering the Conversion Price. Furthermore, we have revised the disclosure to explain that because the Conversion Price is not subject to any floor, future conversions could result in an indeterminate increased number of shares of Common Stock being issued and have included clear disclosure regarding the operation of any such provisions that will impact the number of shares of Common Stock to be issuable upon conversion. We further have explained the impact to the Company if the Company does not have sufficient available shares available to satisfy the future conversion of the Preferred Stock and the dilutive impact to shareholders. Additionally, we have revised the disclosure, including in the Risk Factors, to discuss the effect of this offering on the Company’s ability to raise additional capital.

Securities and Exchange Commission

June 23, 2025

Risk Factors, page 13

4. We note your disclosure that you effectuated a one-for-thirty reverse stock split of your issued and outstanding Common Stock on June 3, 2025. If true, include risk factor disclosure explaining that this offering could cause the Company’s common stock price to fall below the minimum bid price, which could result in its shares being delisted from the NYSE American. In such risk factor, describe the decrease in the value of your Common Stock pre-split, and include discussion of your decision to effect the one-for-thirty reverse stock split in order to increase the price per share. If applicable, describe any potential limitations on the Company’s ability to use a reverse stock split to regain compliance with the minimum price criteria again in the future.

Response: In response to the Staff’s comment, we have revised the Risk Factors to include disclosure regarding the one-for-thirty Reverse Stock Split the Company effectuated on June 3, 2025, including to explain that this offering could cause the Company’s common stock price to fall below the minimum price required by the NYSE American, which could result in its shares being delisted from the NYSE American. In such risk factor, we have included a discussion of the Company’s decision to effect the one-for-thirty Reverse Stock Split to increase the price per share and have described the potential limitations on the Company’s ability to use a reverse stock split to regain compliance with the minimum price criteria again in the future.

5. We note that your auditor has expressed substantial doubt about your ability to continue as a going concern. Please add a risk factor describing the potential effect that this conclusion may have on your ability to raise additional funds through equity or debt financing, as well as the potential terms of any such financings. In this regard, we note that under the terms of the Certificate of Designation for the Series H Convertible Preferred Stock, the Conversion Price may be impacted by the price at which you issue your securities in future financings.

Response: In response to the Staff’s comment, we have added a Risk Factor to describe the potential effect on the Company’s ability to raise additional funds through equity or debt financing as a result of the Company’s auditor’s conclusion that the Company may not be able to continue as a going concern, including to address that such going concern may result in downward pressure on the Company’s stock price, which could result in the Company undertaking a future financing that triggers the anti-dilution adjustment contained in the Certificate of Designation for the Series H Convertible Preferred Stock, and the risks thereof.

The market price of our Common Stock may never exceed the Conversion Price of the Preferred Stock., page 17

Securities and Exchange Commission

June 23, 2025

6. Please revise to provide context for your disclosure that the market price of your Common Stock may never exceed the Conversion Price prior to the expiration of the Warrants. If true, explain in such case the unlikelihood that the Company will receive significant proceeds from exercises of the Warrants.

Response: In response to the Staff’s comment, we have revised the disclosure to further explain and provide context for the Company’s disclosure that the market price of its Common Stock may never exceed the Conversion Price prior to the expiration of the Warrants, which would likely result in the Warrants expiring without being exercised, which would result in the Company never receiving any additional proceeds from the exercise of the Warrants.

Use of Proceeds, page 18

7. We note that you intend to use the net proceeds from this offering “to fund your ongoing ONP-2 concussion clinical trials, along with other related research development activities, to repay the $3 million Bridge Note, as well as for working capital and other general corporate purposes.” In this regard:

●	Please revise to disclose how far into the development process you anticipate such proceeds will enable you to reach. Although we note your disclosure that the net proceeds from this offering will not be sufficient for you to fund your ONP-002 product candidate through regulatory approval, please clarify whether you anticipate being able to fund your Phase 2a and Phase 2b trials with the proceeds from this offering.
●	Please revise this section to disclose the interest rate and maturity of the Bridge Note. Refer to Instruction 4 to Item 504 of Regulation S-K.
●	As this is a best efforts offering with no minimum offering amount, please revise your disclosure to explain how proceeds will be allocated (1) in the event you raise less than the full $18.25 million, assuming no exercise of the Warrants, and (2) in the event you raise less than the full $3 million needed to repay the Bridge Note at maturity.
●	As appropriate, include risk factor disclosure related to the Bridge Note maturity and any impact to the Company if the Bridge Note is not repaid in full or in part using the offering proceeds, or otherwise advise. For example, discuss how the repayment of the Bridge Loan would impact the cash you have available for other purposes and to execute your business strategy.

Response: In response to the Staff’s comment, we have revised the disclosure to:

●	Disclose approximately how far into the development process the Company anticipates that the proceeds from the offering will allow it to reach and have clarified whether the Company anticipates being able to fund its Phase 2a and Phase 2b trials with the proceeds from this offering;

Securities and Exchange Commission

June 23, 2025

●	Disclose the interest rate and maturity of the Bridge Note;
●	Explain how proceeds will be allocated (1) in the event the Company raises less than the full $18.25 million, assuming no exercise of the Warrants, and (2) in the event the Company’s raises less than the full $3 million needed to repay the Bridge Note at maturity; and
●	Include a risk factor related to the Bridge Note maturity and the impact to the Company if the Bridge Note is not repaid.

Information Incorporated by Reference, page 31

8. Please incorporate by reference your Quarterly Report on Form 10-Q for the period ended March 31, 2025, as filed on May 9, 2025. Refer to Item 12(a)(2) of Form S-1.

Response: In response to the Staff’s comment, we have incorporated by reference the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2025, as filed on May 9, 2025

The Company acknowledges it is responsible for the adequacy and accuracy of the disclosure in its filings. Should you have any questions or clarifications of the matters raised in this letter please contact the undersigned at (813) 229-7600.

Sincerely,

/s/Julio C. Esquivel
Julio C. Esquivel

cc: Janet Huffman, Chief Executive Officer, Oragenics, Inc.